N-SAR Question 77C "Matters submitted to a vote of security holders"

A special meeting of the shareholders of the Capital Appreciation and Intermediate Government Bond Portfolios was held on May 25, 2000. The meeting was held to approve a Plan of Reclassification that provides for the combination of Capital Appreciation Portfolio with Growth Portfolio and the combination of Intermediate Government Bond Portfolio with Government Securities Portfolio.

The total votes cast for the approval of the plan were as follows:
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
  Capital Appreciation Portfolio           For:  228,052.90    Against:  11.73     Abstain:  0

  Intermediate Government Bond Portfolio   For:  101,784.79    Against:  0         Abstain:  0

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